LEASE EXPANSION AND MODIFICATION AGREEMENT

THIS AGREEMENT dated for reference the 16th day of April, 2020,

BETWEEN:

5th & MAIN PARTNERSHIP

(the “Landlord”)

AND:

ZYMEWORKS INC.

(the “Tenant”)

WHEREAS:

A.By a lease dated January 25, 2019, and modified and expanded by a Lease Expansion and Modification Agreement dated June 27, 2019 (together, the “Lease”), the Landlord demised and leased to the Tenant (collectively the “Parties”) those premises with a civic address of 5th, 6th, 7th and 8th floors of 114 East 4th Avenue, Vancouver, BC;

B.The Landlord and Tenant have agreed to further expand the Lease to include as part of the Premises approximately 11,290 square feet of the west side of the 2nd floor of the Building, as shown shaded light blue on the plan attached hereto as Schedule A (the “2nd Floor Expansion Space”), upon the terms and conditions of this Agreement; and

C.While time remains of the essence, the Landlord has agreed to extend certain permitting dates under the Lease to allow the Tenant to incorporate the 2nd Floor Expansion Place into its Premises.

IN CONSIDERATION of the sum of Ten Dollars ($10.00) now paid by each of the parties to one another and for other good and valuable consideration (the receipt and sufficiency of which is acknowledged) and in consideration of the mutual covenants and agreements, the parties agree as follows:

1.Defined Terms
1.1 Unless the context otherwise requires, terms which are used in this Agreement (including the Recitals) and not otherwise defined herein have the meanings given to them by the Lease.
2. Demise
2.1 The Landlord demises and leases to the Tenant and the Tenant leases and takes from the Landlord the 2nd Floor Expansion Space for the Term under the Lease.

2.2 The Landlord and Tenant acknowledge and agree that the Second Floor Expansion Space is hereby included as part of the Premises, and all conditions contained in the Lease that include or are applicable thereto apply to the 2nd Floor Expansion Space, subject to the terms of this Agreement.
3. Rent
3.1 The Tenant shall pay to the Landlord Basic Rent for the 2nd Floor Expansion Space as follows:
(a) Years of Term 1 - 3: Thirty-Seven Dollars and Fifty Cents ($37.50) per square foot of the 2nd Floor Expansion Space per annum in equal monthly installments in advance on the first day of each calendar month.
(b) Years of Term 4 - 7: Thirty-Nine Dollars ($39.00) per square foot of the 2nd Floor Expansion Space per annum in equal monthly installments in advance on the first day of each calendar month.
(c) Years of Term 8 - 10: Forty-Three Dollars and Fifty Cents ($43.50) per square foot of the 2nd Floor Expansion Space per annum in equal monthly installments in advance on the first day of each calendar month.
4. Tenant Improvement Allowance
4.1 In determining the amount of the Tenant Allowance under Section 3, Schedule E of the Lease, the Landlord shall include the increase in the Rentable Area Of The Premises resulting from the 2nd Floor Expansion Space.
5. Use
5.1 The Tenant shall use the 2nd Floor Expansion Space only for office and storage that are auxiliary in nature to the Tenant’s laboratory on the 6th floor of the Building and subject to the terms and conditions of the Lease. The Tenant shall complete an operations letter as required by the City of Vancouver confirming such use. For greater certainty, the Tenant will confirm as required from time to time in an operations letter addressed to the City that its use of the 2nd Floor Expansion Space is auxiliary to the Tenant’s laboratory on the 6th floor of the Building.
6. Amendment to Lease
6.1 The Parties agree to add a new Section 8.22 to the Lease as follows:
“8.22 Tenant’s Amenity Space

(a) The Parties acknowledge that the City of Vancouver requires accessory amenity spaces to be included in the Project for accessory uses, all subject to the City of Vancouver’s approval as hereinafter described.
(b) The Parties further acknowledge that the total accessory amenity allocation required by the City of Vancouver in connection with the Landlord’s development of the Project will be comprised of a number of accessory amenity spaces, each allocated to a particular leased premises of the Building, including the Premises. The accessory amenity space(s)

allocated to the Premises will be located within the Premises (the “Tenant’s Amenity Space”) and accessible only by the Tenant, its employees, invitees and licensees.
(c) In order to accommodate the Tenant’s Amenity Space, the Tenant’s preliminary plans and specifications and the Approved Final Plans and Specifications (as defined in Schedule G3) shall include an accessory amenity space that is a size equal to ten percent (10%) of the floor area of the Premises.
(d) The Tenant and the Landlord will coordinate the submission of the Tenant’s permit applications in respect of the Tenant’s Work and any required amendment to the Landlord’s development permit to obtain approval from the City of Vancouver of the location, size and use of the Tenant’s Amenity Space (the “Amenity Space Requirements”). The Parties acknowledge and agree that the Amenity Space Requirements will not be finally determined until all applicable permits from the City of Vancouver are obtained in respect of the Tenant’s Work (including any amendment to the Landlord's development permit in respect of the Project). The Landlord and the Tenant agree to amend the Approved Final Plans and Specifications as may be required to comply with the Amenity Space Requirements.
(e) The Tenant hereby confirms that the Tenant shall abide by the zoning’s minimum ten percent (10%) Amenity Space Requirements in accordance with the zoning of the Building and permits obtained and that this requirement is applicable to the Premises occupied by the Tenant in the Building.
(f) The Landlord agrees to ensure that the Building and the leased premises of other tenants in the Building comply with the minimum accessory amenity space allocation requirements of the City of Vancouver; it being understood and agreed, however, that the accessory amenity spaces allocated to other leased premises shall be as determined by the Landlord and the City of Vancouver directions.”
6.2 The Parties agree to delete the first sentence of Section 9.1, Schedule E of the Lease and replace it as follows:
“The Landlord shall on the Commencement Day make available to the Tenant and the Tenant shall licence from the Landlord or such third party as the Landlord may designate from time to time, up to a total of eighty (80) unreserved parking stalls within the parking area in the Building with “normal” sized parking dimensions (as defined by the City of Vancouver); provided, however, that the Tenant will confirm the number of such parking stalls it will licence on or before the Commencement Day (such confirmed number being referred to herein as the “Original Parking Stall Amount”), after which, and subject to availability, the Tenant may request additional “normal” sized or “small” sized parking stalls at then prevailing market rates. The Landlord will provide ten (10) electric vehicle parking stalls within the parking area of the Building.”

6.3 The Parties agree to add a new Section 11.4 to Schedule E of the Lease as follows:
“11.4 Right of First Notice

If during the Term of the Lease, the Landlord receives any bona fide offer to rent the remaining space on the 2nd Floor of the Building not covered by the 2nd Floor Expansion Space and excluding the fitness area on the 2nd floor (the “Remaining Space”), then Landlord will notify the Tenant of such offer. Without any obligation to negotiate, the Landlord shall provide the Tenant five (5) Business Days after the Tenant receives notice under this section to make an offer for the Remaining Space. For greater certainty, notice under this section does not include any details of the offer.”

6.4 The Parties agree to amend the dates in Section 18.1 to Schedule E of the Lease as follows:
(a) The date of November 29, 2019, is replaced with July 31, 2020.
(b) The date of January 10, 2020, is replaced with August 31, 2020.
6.5 The Parties agree to add Section 8.2 to Schedule E of the Lease as follows:
“8.2  The common gym within the Project will be a general gym facility with fitness equipment, machines, and weights that all tenants as authorized by the Landlord may use. The Tenant acknowledges and agrees that the Landlord has sole discretion in determining the location of the common gym within the Project.”
7. Effect on Lease
7.1 This Agreement is expressly made a part of the Lease to the same extent as if incorporated therein, mutatis mutandis, and the parties agree that all agreements, covenants, conditions, and provisos contained in the Lease, except as modified herein, shall be and remain unaltered and in full force and effect during the Term with respect to the Premises and shall apply to the 2th Floor Expansion Space. The Landlord and the Tenant acknowledge and agree to perform and observe, respectively, the obligations of the Landlord and the Tenant under the Lease as and modified hereby. The Landlord and the Tenant hereby confirm and ratify the Lease as hereby modified.
8. Landlord’s Costs
8.1 The Parties agree that they shall bear their own costs and expenses in relation to the drafting, review and execution of this Agreement.
9. General
9.1 Time is of the essence hereof.
9.2 It is understood and agreed that there are no covenants, representations, agreements, warranties or conditions in any way relating to the subject matter of this Agreement, whether express or implied, collateral or otherwise, either oral or written, except for those set forth in this Agreement.

9.3 This Agreement may be executed by personal delivery, facsimile transmission, or scanned PDF by email and in counterparts with the same effect as if all parties to this Agreement had signed the same document, and all counterparts will be construed together and constitute one and the same.

IN WITNESS WHEREOF the parties have executed this Agreement with effect as of the day and year first above written.

5TH & MAIN PARTNERSHIP

Per: /s/ Judy Leung
        Authorized Signatory
        Print Name: Judy Leung

ZYMEWORKS INC.

Per: /s/ Neil Klompas
Authorized Signatory
Print Name: Neil Klompas

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